Exhibit 99.1

OZON HOLDINGS PLC

RULES OF THE EQUITY INCENTIVE PLAN 2020

Amended as of 27 May 2022 and amended and restated as of 18 October 2022

(“EIP” or the “Plan”)

1.	DEFINITIONS

“Acquisition Date” means the date on which a Recipient becomes entitled to have Shares issued to him or her, which (subject to clause 5.1) will be the first of the following dates to occur:

(i)

in respect of a vested Award comprising SARs or Restricted Share Units which remains exercisable and has not lapsed under the terms of the EIP, the date on which the Recipient notifies the Company by delivery of an Acquisition Notice that he/she wishes Shares (which may represent the whole or a part of a vested Awards) to be issued to him or her;

(ii)

in respect of a vested Award comprising Options which remains exercisable and has not lapsed under the terms of the EIP, the date on which the Recipient delivers a written notice of exercise in accordance with the EIP;

(iii)	the date of completion of a Control Stake Transaction;

(iv)	the date falling 10 years after the Award Date; and

(v)	in the event of the Recipient’s death or Disability, a date selected by the Company which shall fall within nine (9) months following that event.

“Acquisition Notice” means a written notice (which may be in electronic form) by the Recipient, in the form of notice (including electronic notice) approved by the Compensation Committee.

“ADSs” means American Depositary Shares representing ordinary shares of the Company.

“Award” means an award of a SAR, an Option or Restricted Share Units.

“Award Date” means the date of grant of an Award as specified in the EIP Notice of Award.

“Board” means the board of directors of the Company.

“Cause” means:

(i)	an act of fraud, embezzlement or theft in connection with the performance of his/her duties for the Company or any of its Subsidiaries;

(ii)	intentional wrongful damage to the property or business of the Company or any of its Subsidiaries;

(iii)	intentional wrongful disclosure of secret processes or confidential information of the Company or any of its Subsidiaries;

(iv)	breach of any non-competition or non-solicitation, confidentiality or invention assignment obligation of the Recipient to the Company or any of its Subsidiaries; and/or

(v)

intentional failure or refusal to comply with the conditions of any contractual or other arrangement binding him/her to exercise or perform certain duties for the benefit of the Company or its Subsidiaries unless such failure or refusal to comply is consistent with the applicable law.

“Compensation Committee” means a committee determined by the Board.

“Company” means Ozon Holdings PLC, a company registered under Cypriot law with its registered address at 2-4 Arch. Makarios III, 9th Floor Capital Center, Nicosia, Cyprus.

“Company Share” means an ordinary share in the capital of the Company.

“Control” (including the terms “Controls”, “Controlled by” and “under common Control with”) means, with respect to any Person, (a) the ownership, directly or indirectly, of interests representing more than fifty per cent (50%) of the voting power of a legal entity, or (b) having the power to control the management, operations or policies of such Person (whether pursuant to a contract, trust arrangement or otherwise) or (c) having the power to elect a majority of members to the board of directors or equivalent decision-making body of such legal entity; provided that, all voting power held by entities under common control (including investment funds under common control) shall be aggregated together and attributed to each other such entity under common control for the purpose of determining the voting power percentage of each such entity.

“Control Stake Transaction” has the meaning given to it in the articles of association of the Company.

“Disability” means termination of a Recipient’s contractual or other arrangement binding him/her to exercise or perform certain duties for the benefit of the Group because of a physical or mental infirmity that impairs the Recipient’s ability to perform substantially their duties for a period of one hundred and eighty (180) consecutive days which is sufficiently confirmed by a respective authority.

“EIP Notice of Award” means a written notice of grant of an Award issued by the Company to a Recipient.

“Eligible Participants” has the meaning given to it in clause 3.1.

“Equity Incentive Agreement” means a written agreement between the Recipient and the Company relating to an Award.

“FMV” means the fair market value of a Share, which in the case of Company Shares shall be the average closing price per Company Share (or during any period following a listing of ADSs on a securities exchange, the average closing price per ADS on NASDAQ, the Moscow Exchange or such other exchange on which the ADSs are then listed) calculated over the period of 10 business days prior to the date of such determination or over such other period of time prior to the date of determination as may be determined by the Board, the Compensation Committee (in both cases as adjusted to account for the ratio of Company Shares to ADSs representing shares of the Company, if necessary), or the fair market value calculated on such other basis as may be determined by the Board, the Compensation Committee, and in the case of Participating Subsidiary Shares shall be determined by the Board following consultation with an independent valuation expert. The determinations of FMV by the Board, the Compensation Committee, as the case may be, shall be final and binding on all persons having or claiming any interest in the EIP or in any Award.

“Good Reason” means, without the express written consent of the Recipient, the occurrence after completion of a Control Stake Transaction of any of the following circumstances:

(i)

a reduction by the Company or a Subsidiary of the agreed fees for the Recipient’s services payable to the Recipient under a contractual or other arrangement binding the Recipient to exercise or perform certain duties for the benefit of the Company or any of its Subsidiaries, or other material deterioration in the conditions under which the Recipient renders his/her services as in effect on the date of the completion of a Control Stake Transaction, but excluding any reduction resulting merely from currency exchange fluctuations;

(ii)

the Company or a Subsidiary requiring the Recipient to be based full time more than fifty (50) miles away from the location where the Recipient principally renders his/her services for the benefit of the Group immediately prior to the date of the completion of a Control Stake Transaction;

(iii)

a material reduction in the position, duties or responsibilities of the Recipient in relation to a contractual or other arrangement binding the Recipient to exercise or perform certain duties for the benefit of the Company or any of its Subsidiaries as in effect at the date of the completion of a Control Stake Transaction; or

(iv)	the failure by the Company to pay the Recipient any portion of his/her compensation within seven (7) days after the date such compensation is due,

unless such circumstance is fully corrected within thirty (30) days after the Recipient has informed the Company in writing that he/she intends to terminate a contractual or other arrangement binding him/her to exercise or perform certain duties for the benefit of the Company or any of its Subsidiaries for Good Reason and specifies the circumstance or circumstances which cause the Good Reason.

“Group” means the Company and all Subsidiaries together.

“Measurement Price” means a price determined by the Board at the Award Date for an SAR and set out in the EIP Notice of Award, being equivalent to the FMV of one Company Share (or ADS as applicable) or Participating Subsidiary Share, as applicable, at the Award Date as determined by the Board (unless otherwise determined by the Board in respect of a specific Award).

“Option” means an option to purchase Company Shares (subject to clause 5.1) or Participating Subsidiary Shares, as applicable, granted under the EIP.

“Participating Subsidiary” means a non-Russian direct or indirect subsidiary of the Company.

“Participating Subsidiary Shares” means with respect to a Participating Subsidiary, ordinary shares of that Participating Subsidiary.

“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.

“Purchase Price” means a price determined by the Board at the Award Date for an Option and set out in the EIP Notice of Award, being equivalent to the FMV of one Company Share (or ADS as applicable) or Participating Subsidiary Share, as applicable, at the Award Date as determined by the Board (unless otherwise determined by the Board in respect of a specific Award).

“Recipient” has the meaning given to it in clause 3.1.

“Reserved Pool” means such number of Shares as is determined by the Board from time to time within the limits authorised in accordance with applicable law and the articles of association of the Company or the relevant Participating Subsidiary; provided that all Shares subject to Awards that lapse or are terminated, surrendered or cancelled without Shares having been issued shall be returned to the Reserved Pool.

“Restricted Share Units” means share units granted under the EIP.

“SARs” means share appreciation rights granted under the EIP.

“Shares” means Company Shares and Participating Subsidiary Shares, as applicable.

“Subsidiary” means any Person Controlled by the Company or where the Company is a shareholder and Controls alone pursuant to an agreement with other shareholders, a majority of voting rights in such Person.

2.	GENERAL

2.1	Objectives

The EIP is intended to reward and retain Eligible Participants and to align the interests of Recipients with those of the shareholders by encouraging growth-related incentives and the development of long-term commitments.

2.2	Reserved Pool

Awards may be granted from the Reserved Pool by the Board. All Eligible Participants shall be eligible to receive Awards relating to Company Shares (subject to clause 5.1). In addition, an Eligible Participant who is an employee, officer, member of the board of directors, advisor and/or consultant of a Participating Subsidiary may be also eligible to receive an Award relating to Participating Subsidiary Shares.

2.3	Adjustment of Awards

In the event of any share split, reverse share split, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to shareholders of the Company other than an ordinary cash dividend, (i) the number and class of securities available under this EIP and (ii) the number and class of securities and Purchase Price or Measurement Price per Share underlying each affected outstanding Award (if applicable) shall be equitably adjusted by the Company (or substituted awards may be made, if applicable) in the manner determined by the Board.

2.4	Administration

2.4.1 This EIP, including any amendment hereto, shall be approved by the Board.

2.4.2 The Compensation Committee is charged with determining issues related to the EIP for presentation to the Board and shall take into account the advice of the person carrying out duties of the executive director of the Company in making decisions. Either the Board or the Compensation Committee shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the EIP as it deems advisable. The Board or the Compensation Committee may construe and interpret the terms of the EIP and any Awards granted under the EIP. The Board or the Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the EIP or any Award in the manner and to the extent it shall deem expedient to carry the EIP into effect. Either the Board or the Compensation Committee may approve the amendment of any Award in accordance with the terms of the EIP and such Award, provided, however, that any amendment that increases the number of Shares under such Award or changes the Purchase Price or Measurement Price in respect thereof shall require the approval of the Board. All decisions by the Board or the Compensation Committee shall be made in its sole discretion, and shall be final and binding on all persons having or claiming any interest in the EIP or in any Award.

3.	AWARDS

3.1	Eligibility and grant of Awards

All employees, officers, members of the Board, external strategic advisors, key third-party business partners and consultants of the Group (“Eligible Participants”) are eligible to receive Awards. Each Eligible Participant who receives an Award under the EIP is referred to herein as a “Recipient”. A Recipient shall be deemed to be an Eligible Participant with respect to a Participating Subsidiary so long as the Recipient remains an employee, officer, member of the Board, external strategic advisor, key third-party business partner or consultant of such Participating Subsidiary. Each Recipient shall be eligible to receive one or more Awards. Grant of Award, including determination of the type and number of Awards, shall be subject to the approval of the Board.

3.2	Forms of Awards

3.2.1 SARs. Each Award of SARs shall entitle the Recipient, subject to vesting and other terms as set forth in the EIP (including without limitation the Equity Incentive Agreement), to receive upon an Acquisition Date a number of Shares determined by reference to the appreciation in the FMV of a Company Share or Participating Subsidiary Share, as applicable, over the Measurement Price, from and after the Award Date.

3.2.2 Options. Each Award of an Option shall entitle the Recipient, subject to vesting and other terms as set forth in the Equity Incentive Agreement, to purchase on or after the Acquisition Date the number of Company Shares (subject to clause 5.1) or Participating Subsidiary Shares subject to the Option upon payment of the aggregate Purchase Price of the Option. Options may be exercised by delivery to the Company of a written notice of exercise

(which may be in electronic form) by the Recipient, in the form of notice (including electronic notice) approved by the Compensation Committee, together with payment in full as specified below for the number of Company Shares (subject to clause 5.1) or Participating Subsidiary Shares for which the Option is exercised. Payment of the Purchase Price shall be made:

(A) in cash or wire transfer to the order of the Company, or

(B) by having the Company withhold, from the Shares or ADS otherwise issuable upon exercise of the Option, a number of Shares having a FMV equal to the aggregate Purchase Price payable, or

(C) by (x) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price due and any required tax withholding, or (y) delivery by the Recipient to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price due and any required tax withholding.

3.2.3 Restricted Share Units. Each Award of Restricted Share Units shall entitle the Recipient, subject to vesting and other terms as set forth in the Equity Incentive Agreement, to receive upon the Acquisition Date the number of Company Shares (subject to clause 5.1) or Participating Subsidiary Shares subject to the Award of Restricted Share Units. In order to exercise his or her entitlement to receive Company Shares (subject to clause 5.1) or Participating Subsidiary Shares, the Recipient shall deliver to the Company an Acquisition Notice where the Acquisition Date is triggered by the Recipient.

3.3	Documentation for grant

All rights in respect of an Award shall be set out in an EIP Notice of Award and in an Equity Incentive Agreement (either in paper or electronic form). Each Award shall be conditional on acceptance by the Recipient of an obligation to comply with the terms of any insider trading policy (or similar document) adopted by the Company from time to time.

3.4	Rights attaching to Awards

Awards will not entitle the relevant Recipient to vote, to receive dividends, to receive any information on the operational activity of the Group, which are provided to the Company’s shareholders, and are not transferable to third parties.

3.5	Pre-existing awards

Awards granted before the date of this Plan shall continue on their effective terms, which may be amended in order for such awards to be subject to the terms of this Plan.

4.	VESTING

4.1	Vesting schedule

Unless otherwise decided by the Board, Awards will vest with time over four years following the Award Date so that one sixteenth of the Options, SARs or Restricted Share Units subject to the Award will vest on the last day of each consecutive calendar quarter following the Award Date.

4.2	Performance targets

In some cases, vesting of an Award may also be subject to Group corporate or individual performance targets and if so, these will be set forth in the EIP Notice of Award or in the Equity Incentive Agreement.

4.3	Advisors, key third-party business partners and consultants

Vesting terms with respect to Awards granted to external strategic advisors, key third-party business partners and consultants may be determined on a case by case basis by the Board and will be set out in the EIP Notice of Award or in the Equity Incentive Agreement.

4.4	“Bullet” vesting

With respect to Recipients who are in a contractual or other arrangement binding them to exercise or perform certain duties for the benefit of an entity or entities in the Group;

(i)

at the date of completion of a Control Stake Transaction, 50% of each Award (or portion of an Award) which remains capable of vesting and has not lapsed under the terms of the EIP shall vest immediately at the date of completion of the Control Stake Transaction, and the portion of each Award which remains unvested after the date of completion of the Control Stake Transaction will continue to vest in equal amounts at the times specified in the vesting schedule provided for in each relevant EIP Notice of Award, subject always to lapsing in accordance with the EIP; and

(ii)

all outstanding Awards which remain capable of vesting shall vest immediately if such arrangement is terminated within 12 months following the date of completion of a Control Stake Transaction either (a) by the Recipient for a Good Reason; or (b) by the Company or a Subsidiary for any reason other than Cause.

4.5	Suspension of vesting

Unless otherwise decided by the Board, for employees of the Group, a vesting period will be suspended if the Recipient ceases carrying out duties for the benefit of the Company under a contractual or other binding arrangement due to maternity/paternity or unpaid leave from employment with the Group for more than 90 consecutive days. The vesting suspends in the calendar quarter during which a maternity/paternity or unpaid leave starts (supported by a maternity/paternity sick list or unpaid leave application in case the Recipient is a Russian tax resident) and resumes in calendar quarter during which the Recipient resumes carrying out duties for the benefit of the Group under a contractual or other binding arrangement. The vesting suspension period may be reduced at the sole discretion of the Board.

5.	ACQUISITION OF SHARES

5.1	ADS

In fulfilment of any Award relating to Company Shares under the EIP the Company may at any time whilst ADSs are listed on a securities exchange at its sole discretion deliver to the depositary of the Company (from time to time) (the “Depositary”) the relevant number of Company Shares and the Depositary shall be instructed to deliver to the Recipient ADSs representing an ownership interest in such Company Shares and cause the ADSs (to the extent not already on deposit) to be included in the book entry transfer system managed by the Depositary and to be credited to the securities account of the Recipient with the Depositary. Upon such ADSs being so credited, the relevant Company Shares shall be considered to have been issued by the Company to the Recipient without any further action being required.

5.2	Continuing relationship

Subject to clause 5.5 or unless extended by the Board, upon ceasing to be an Eligible Participant where an Acquisition Notice is required under the terms of the EIP, the Recipient will have ninety (90) days to deliver an Acquisition Notice or exercise an Option, as applicable, provided that such Award shall be exercisable only to the extent that the Award was exercisable on the date the Recipient ceased to be such an Eligible Participant (subject to clause 4.4). The ninety-day period set out above shall commence on the date when (i) the Recipient ceases to be an Eligible Participant, (ii) trading in ADSs on NASDAQ is resumed or (iii) once ADSs have been listed and/or admitted to trading on an internationally recognized stock exchange (excluding the Moscow Exchange), trading in ADSs on such internationally recognized stock exchange commences, whichever is later. Upon expiration of the ninety-day period set out above (or other term as extended by the Board) or (if earlier) the expiration of the period of 10 years from the Award Date, the relevant Award shall lapse and cease to be exercisable.

5.3	Issue of Shares / settlement

Subject to clauses 5.2 and 7, upon the vesting of and/or lapsing of any other restrictions and/or the satisfaction of any exercise requirements, as soon as possible after an Acquisition Date: (i) Company Shares (or in accordance with clause 5.1, ADSs) issuable to the Recipient shall be issued by the Company to the Recipient (or, in a case falling within clause 5.5, his lawful representatives) upon delivery of Acquisition Notice (or in the case of an Option, an exercise notice in accordance with clause 3.2.2), by way of a written document as required by applicable law or the articles of association of the Company; and (ii) Participating Subsidiary Shares issuable to the Recipient shall be (at the election of the Board or the Compensation Committee) transferred by the Company or issued by such Participating Subsidiary to the Recipient (or, in a case falling within clause 5.5, his lawful representatives).

5.4	Determination of a number of Shares

5.4.1 Shares (or ADS, as applicable) to be issued to Recipients in connection with SARs shall be determined from the following formula:

N=S*(X-Y)/X if X>Y and,

N=0 if X=<Y where

N equals the number of Company Shares (or ADS, in accordance with clause 5.1) or Participating Subsidiary Shares to be issued to the Recipient;

X equals the FMV at the Acquisition Date;

Y equals the Measurement Price; and

S equals the number of SARs vested on the Acquisition Date.

5.4.2 Company Shares (or ADS, in accordance with clause 5.1) or Participating Subsidiary Shares, as applicable, to be issued to Recipients in connection with the exercise of Options shall be the number (or such portion as determined by the Recipient) of vested Options subject to the portion of the Option being exercised.

5.4.3 Company Shares (or ADS, in accordance with clause 5.1) or Participating Subsidiary Shares, as applicable, to be issued to Recipients in connection with Restricted Share Units shall be the number (or such portion as determined by the Recipient) of vested Restricted Share Units which has not been previously exercised.

5.5	Death or Disability

In the case of a Recipient’s death the Company Shares (or ADS, in accordance with clause 5.1) or Participating Subsidiary Shares, as applicable, relating to outstanding Awards shall be issued to the Recipient’s personal representatives (including his heirs by will and operation of law) or in the case of Disability to his authorised and lawful representatives. Any Awards that have not vested by the date of death or Disability will lapse and become void on that date.

6.	RESTRICTIONS ON SHARES

The sale of Company Shares, ADS or Participating Subsidiary Shares, as applicable, held by or on behalf of any Recipient following exercise may be subject to certain restrictions as determined by the Board.

7.	SETTLEMENT IN CASH

7.1 If determined by the Board from time to time, and subject to any conditions the Board may impose, vested Awards in the form of Restricted Share Units or SARs may, in lieu of a share settlement, be settled by the Company or a Subsidiary making to the Recipient (or, in the event of his death or Disability, his or her lawful representatives) a cash payment equal to (a) with respect to SARs, the difference between the FMV and the Measurement Price multiplied by the number of vested SARs which have not previously been exercised and which are determined by the Board to be eligible for cash settlement and (b) with respect to Restricted Share Units, the FMV multiplied by the number of vested Restricted Share Units which have not previously been exercised and which are determined by the Board to be eligible for cash settlement. The Board shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to such cash settlement as it deems advisable. The participation of a Recipient in a cash settlement may be effected through such notices, agreements and other documentation (which may be in electronic form) as the Board or the executive officer of the Company may prescribe.

7.2 Within 20 days following the event triggering an Acquisition Date other than a Control Stake Transaction, the Board may decide instead to settle a vested portion of any Awards relating to Participating Subsidiary Shares by the Company (or a Subsidiary) making to the Recipient (or, in the event of his death or Disability, his or her lawful representatives) a cash payment equal to (a) with respect to SARs, the difference between the FMV and the Measurement Price multiplied by the number of vested SARs which have not previously been exercised, (b) with respect to Options, the difference between the FMV and the Purchase Price, multiplied by the number of vested Options which have not previously been exercised and (c) with respect to Restricted Share Units, the FMV multiplied by the number of vested Restricted Share Units which have not previously been exercised.

8.	CANCELLATION

If a contractual or other arrangement binding a Recipient to exercise certain duties for the benefit of the Group is terminated, Awards that have not vested prior to such termination (other than in the case of Control Stake Transaction as specified in the EIP) will lapse and become void upon that date and go back into the Reserved Pool.

9.	MISCELLANEOUS

9.1 The Recipient hereby consents to the collection, use and transfer of personal data as described in this clause. The Recipient understands that the Group hold certain personal information about him/her, including but not limited to his/her name, home address and telephone number, date of birth, identification document number, any shares, ADSs or directorships held in the Company or any Subsidiary (“Data”). The Recipient further understands that the Company or any relevant Subsidiary will transfer Data as necessary for the purposes of the EIP and may further transfer the Data to any third parties in the course of performance of its obligations under the EIP. The Recipient understands that recipients of the Data may be located in Russia, Cyprus or elsewhere. The Recipient authorises further recipients to receive, possess, use, retain and transfer the Data in electronic or other form, for the purposes of performance of the EIP.

9.2 In any applicable case the Company and/or any Subsidiaries shall be entitled to withhold or collect any relevant taxes and/or contributions payable in connection with the issuance, conversion or transfer of Shares or ADSs or settlement or repurchase of Awards under this Plan. Notwithstanding the above, the Recipient hereby acknowledges and agrees that the responsibility for paying any amounts of tax and/or social security contributions if any attributable to or payable in connection with any event pursuant to this Plan shall remain with and be a liability of the Recipient. The Recipient hereby further agrees to provide the Company or a Subsidiary on request with such documentation, assurances or information as the Company or a Subsidiary may require to satisfy itself either that it may withhold any tax and/or social security contributions where the Company or a Subsidiary has an obligation to do so, or that the Recipient himself will pay any such amounts of tax and/or social security contributions directly to the relevant authority in any jurisdiction in accordance to the relevant legislation.

9.3 The Board or the Compensation Committee may require that a Recipient (or any successor in interest) execute a shareholders’ agreement, with such terms as the Board or Compensation Committee deems appropriate, with respect to any Participating Subsidiary Shares issued to the Recipient pursuant to the EIP.

9.4 In no event shall fractional shares be issued under the EIP. Any fractional entitlement upon an exercise shall be rounded down to the nearest number of whole Shares, and such fractional entitlement shall lapse and shall not be carried forward to any subsequent exercise.

9.5 The terms of each Award need not be identical, and the Board and the Compensation Committee need not treat Recipients uniformly.

9.6 The EIP shall be governed by and construed in accordance with the laws of England and Wales.